

Mail Stop 4631

October 25, 2016

Via E-mail
Matthew M. Klein
Chief Financial Officer
Vectrus, Inc.
655 Space Center Drive
Colorado Springs, Colorado 80915

> **Re: Vectrus, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 15, 2016**
> **Form 8-K Filed August 9, 2016**
> **File No. 1-36341**

Dear Mr. Klein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31
Discussion of Financial Results, page 35

1. We note that 65.7% of your fiscal year 2015 revenue was from four contracts (K-BOSSS, OMDAC-SWACA, LOGCAP, and APS-5 Kuwait). We further note that during fiscal year 2016, two of these contracts were up for re-compete, and you were not awarded the new contracts for the APS-5 Kuwait and Qatar and K-BOSSS. Please expand your disclosures to specifically note when contracts that are material to your historical operating results are coming due for re-compete within the next 12 months. Quantify the impact each contract that has ended and/or is up for re-compete had on your operating results. Please refer to Item 303(a)(3)(ii) and Instruction 3 to Item 303(a) of Regulation S-K and Section 501.02 of the

Financial Reporting Codification for guidance regarding disclosures, qualitative and quantitative, for known material uncertainties.

<u>Note 18 – Selected Quarterly Financial Data (Unaudited), page F-30</u>

2. Please expand your presentation to include gross profit in accordance with Item 302(a)(1) of Regulation S-K.

<u>Form 8-K Filed August 9, 2016</u>

3. Please present the three major categories of the statement of cash flows with equal or greater prominence each time you present free cash flow. See Item 10(e)(1)(i)(a) of Regulation S-K and Questions 102.06 and 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

4. We note your discussion of the amount and percent growth of revenue excluding Afghanistan programs, a non-GAAP measure. Please provide the disclosures required by Item 10(e)(1)(1) of Regulation S-K when presenting this measure.

5. Please provide a reconciliation for the forward-looking free cash flow measure in accordance with Item 10(e)(1)(i)(b) of Regulation S-K. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

6. Please revise your disclosures to identify free cash flow as a liquidity measure rather than an operating performance measure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156, or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and Construction